FOR IMMEDIATE RELEASE: February 5, 2013	PR 13-3

Atna Receives Large Mine Expansion Permit for Pinson

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/OTCQB:ATNAF) is pleased to announce that modification of the Pinson Mine Water Pollution Control Permit has been approved and became effective February 5, 2013. This permit approval authorizes Atna to construct and operate the Pinson Mining Project and to extract by underground mining up to 400,000 tons of ore per year for offsite gold processing. The modification replaces the former Pinson Exploration Project permit which allowed the mining of up to 36,500 tons of ore per year.

"The approval of this permit for our Pinson Gold Mine is a major development for Atna's future growth and profitability. It will allow us to increase mining levels up to our ultimate goal of 1,000 tons of ore production per day. Gold production at Pinson is expected to steadily increase through the year with significantly higher levels of production in the second half of 2013", states James Hesketh, President & CEO.

Work at Pinson is focused on primary development of spiral ramp access and multiple laterals to ore stoping areas, along with development of underground infrastructure including ventilation, water, compressed air, maintenance facilities and ground support. In addition, ore production and backfill operations in developed stoping areas are expanding. The construction of surface infrastructure facilities and dewatering wells is also underway with many tasks nearing completion. Additions to staff and personnel are ongoing to support increased levels of operation and development.

For additional information on Atna Resources and the Pinson Gold Mine, please visit our website at www.atna.com or our filings with Canadian securities regulators on SEDAR or U.S. regulators on EDGAR.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Pinson Mine. Forward-looking statements are statements that are not historical facts. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: construction and development of production facilities at the Pinson Mine, ramp up of operations, and future gold production; the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2011 Form 20-F dated March 26, 2012.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com